

MOAB
PARTNERS

March 15, 2016

Board of Directors
Perceptron, Inc.
47827 Halyard Drive
Plymouth, MI 48170-2461

Gentlemen:

Moab Capital Partners, LLC, together with its affiliates (collectively, "Moab"), has recently increased its ownership position in Perceptron, Inc. ("Perceptron" or the "Company") and now beneficially owns approximately 7.7% of the outstanding shares of common stock of the Company. We are writing to follow up on our February 25, 2016 letter to the Board of Directors (the "Board") in which we outlined our serious concerns with the significant shareholder value destruction at Perceptron over the past few years under your oversight and expressed our strong desire for a new direction at Perceptron. We chose to keep that letter private in the spirit of working constructively with you to implement the changes that we believe are necessary to drive shareholder value at Perceptron.

While we appreciate our discussions and meeting last week with Chairman and Interim CEO Rick Marz, our dialogue with Mr. Marz did not alleviate our concerns one bit. Instead, we have become even more fearful that Mr. Marz's actions as CEO will have devastating long-term consequences for shareholders, and we left our meeting with a heightened sense of urgency and complete lack of confidence in Mr. Marz. The 30% decline in Perceptron's share price since Mr. Marz's appointment suggests that we are not alone.

We were both surprised and disappointed to learn that the Company has chosen to retain a proxy advisory firm in response to our private dialogue rather than engage with us to reach a resolution that is in the best interests of all Perceptron shareholders. Such a response is resonant of a board that is more interested in further entrenching itself than listening to the concerns of one of its largest shareholders and only solidifies our belief that urgent leadership change is required. As if overseeing 15+ years of value destruction was not enough?

We were also appalled to learn that Mr. Marz fired Perceptron executives, including Mr. Chung and Mr. Mills, both of whom he admitted to us were among the "smartest talents in the organization" and can now redirect those "savings" to pay for defense advisors.

Board of Directors
Perceptron, Inc.
47827 Halyard Drive
Plymouth, MI 48170-2461
Page Two

While it had been our hope to engage constructively and privately with Perceptron to implement changes that we believe are necessary to drive shareholder value, we have become increasingly frustrated with the Company's failure to substantively address the important issues we raised in a timely or meaningful manner. In fact, the Company's recent actions have quite clearly demonstrated to us that Mr. Marz and the Board are more interested in maintaining the troubling status quo at the expense of Perceptron shareholders.

We are therefore seeking immediate and significant changes to Perceptron's Board and executive management team that we believe are absolutely required to address the serious leadership and governance concerns at Perceptron, as outlined in more detail in the presentation titled "A Case Study in Failed Governance; A Need for Urgent Change" attached hereto as Exhibit A.

It remains our preference to work constructively with the Company. However, should the Board fail to immediately engage with us in a meaningful manner, we intend to make the necessary preparations to launch a special meeting campaign that will allow shareholders to weigh in decisively on the future leadership of their Company. We hope that you share our sense of urgency and look forward to your response.

Very truly yours,



Michael M. Rothenberg
President

Exhibit A



A Case Study in Failed Governance;

A Need for Urgent Change

March 15, 2016

Disclaimer

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Shareholders seem to share our concerns with Rick Marz's abilities to stabilize or grow Perceptron

MOAB PARTNERS

- Perceptron's stock price has fallen 30% since the announcement of Rick Marz's appointment as Interim President and CEO on January 27th

- Since Rick Marz's promotion, Moab has purchased 399,201 shares (4.3% of the Company) representing 35% of all shares traded

- Since his appointment in January, Rick Marz has hosted two public shareholder calls, announced a seemingly flawed cost-cutting program, travelled extensively to meet major Perceptron shareholders and retained a prominent shareholder services and proxy advisory firm

We believe Marz must be terminated immediately and his interim CEO equity package must be rescinded



Perception Stock Price 1996-2016

Directors are Stale



source: Company's 2015 Proxy statement, Bloomberg	Age	Director since	Shares held directly
W. Richard Marz, Chairman	71	2000	82,148
Philip J. DeCocco	77	1996	97,437
Robert S. Oswald	74	1996	114,370
Terryll R. Smith	65	1996	13,369
Kenneth R. Dabrowski	72	1999	62,676
C. Richard Neely, Jr.	61	2014	2,369

*Excludes shares underlying options that have not yet been exercised

Total Shareholder Return from March 1996 to March 2016	
PRCP	-76%
Russell 2000	336%

- **Perceptron is a technology company with dismal shareholder returns. The average tenure of its Board of Directors is nearly 16 years and the average director is over 70 years old**

- **Despite the length of tenure, the entire Board collectively owns under 4% of the Company and Moab can find no records in recent history of a director ever purchasing a single share of stock in the open market, which we believe demonstrates a lack of confidence in the Company and may compromise the Board's ability to properly evaluate and address opportunities to enhance shareholder value**



Despite the Company's terrible and prolonged underperformance, PRCP's Board remains in tact

	Total Shareholder Return		
	5 Year	3 Year	1 Year
PRCP	-18%	-23%	-57%
PRCP Peers*	20%	-16%	-15%
Russell 2000 Index	45%	20%	-11%
Underperformance vs. Peers*	-38%	-8%	-42%
Underperformance vs. Russell 2000	-64%	-43%	-47%

* Peer Group represents 16 companies identified as peers in PRCP 2015 Form 10-K with 2015 revenue between $20 million and $500 million.

3

- **The Board rewards its Chairman with a 50% raise to be earned alongside an incredibly generous Interim CEO promotion and compensation package***

- **PRCP is a ~$5 stock that has eroded nearly $3 in cash per share in the past two years with almost nothing to show for it**
  - **Recent restructuring plan cuts suggest the Board is throwing in the towel on PRCP's largest recent acquisition**





Cash & equiv. per share

Interim CEO compensation includes salary of $217,500, 100,000 options, 25,000 restricted shares and significant travel reimbursements. Seemingly, in response to Moab's February 25th letter to the Board, his retainer was subsequently reduced to $100,000 in March 2016.

We believe Rick Marz is ill-suited for the long-term viability of the business

- The last time Rick Marz had a full time job, outside of his consulting services, was in 2006 as a sales executive for a semiconductor company LSI Corporation

- Rick Marz lives in Northern California. Perceptron is based in Plymouth, Michigan

- Sometime between Perceptron's 2015 proxy statement and February 2016 8-K announcing Rick Marz's compensation as Interim CEO, his annual Chairman retainer was raised by 50% to $150,000 with no accompanying disclosures to shareholders (retainer subsequently reduced to $100,000 in March 2016, presumably in response to Moab letter to PRCP board on February 25th, 2016).

- Despite 16 years on the board and over 8 years as Chairman, Rick Marz has failed to adequately answer basic questions on the public shareholder call, such as timing of backlog and new breakeven levels
    - Feb. 9, 2016 Q2 earnings call responding to question about the quality of PRCP's backlog: "So it maybe is inappropriate to without talking about elements of our business to maybe in the future, we'll try to give you a better look at how that is aging and what our expectations are for that revenue to fall into the bottom line over time." (*source: Bloomberg*)
    - Mar. 3, 2016 business update call responding to a question about visibility of future profitability and revenue breakeven level: "I would love to tell you it's a lot sooner than later, but I think practically speaking, we will have a lot better information both qualitatively and quantitatively that the -- at the Q3 earnings call. We're still digesting volumes of information here and I think we're starting to energize a lot of activities that might even show promise in the short term. So if we are able to, the range of guidance we gave you, we certainly would like for Q3 to hit something you know above the low-end by some amount and then still be sequential for the Q4 period, but right now it's just too obscure to say anything with great confidence." "Yeah, I think to try to give you something that could be incorrect. I think that you can look from the expenses we're taking out, you can look for the losses we had in Q1 and Q2 and kind of get a -- what finger -- analysis of what that is, a lot of it also depends in any quarter on mix issues as well, which we don't necessarily have our arms around…I know that we've talked about going to our new ERP system Epicor that's going to fundamentally give us a lot better data, a lot sooner and I look forward to that in helping us manage the business." (*source: Bloomberg*)



Recent stock price

Rick Marz appointed Interim CEO

Cost savings plan announced

We believe Rick Marz's cost cutting strategy is completely misguided and he is already reconsidering a key termination

- In a meeting with Moab on March 10th, Rick Marz admits two executives terminated were among the smartest and most talented people in the organization
  - We have learned that Marz is now trying to rehire one of these executives but is struggling to do so

- Focus of 10% workforce reduction announced March 4th was to eliminate executives not focused on Perceptron's In-Line automotive business
  - Rick Marz's terminations have focused on team members responsible for developing and promoting newly introduced products which can dramatically expand Perceptron's addressable market
  - These expansion efforts still have considerable promise with the majority of the research and development expenses already behind us
  - Rick Marz assures an analyst on the March 4th shareholder call regarding Perceptron's new product introductions "…markets that are actually accepting them and **very, very positively**." (*source: Bloomberg*)
  - Our research suggests that the retained executive team members have little interest in promoting Perceptron's new products which we believe renders Marz's comments ***highly misleading***

Marz has apparently chosen to redirect a portion of Perceptron's cost savings to retain a high cost proxy advisory firm and travel around the country meeting shareholders in a desperate effort to further entrench himself.

We believe Rick Marz is retaining key executives for loyalty rather than performance

Perceptron is still considerably behind its peers in Revenue/Employee after the 10% RIF

- In conversations with ousted executives, it is clear Rick Marz has not chosen to retain what he himself has referred to as the "smartest" members of the organization but rather the executives who supported a narrow focus on the In-Line Automotive business.
  - Operating Margins at Perceptron's In-Line business are declining.
  - Perceptron's remaining executive team has been rewarded for underperformance and unwillingness to exploit new market opportunities
- Perceptron generated revenue per employee of $215,043 in FY 2015, a 7 year low. Perceptron generates **22%** less revenue per employee than the peers it identified in its 2015 Form 10-K with revenue between $20 and $500 million suggesting the 10% layoff is inadequate



Revenue/Employee
$340,000
$320,000
$300,000
$280,000
$260,000
$240,000
$220,000
$200,000
Current Peer Median*
Perceptron
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014
FY 2015

* Peer Group represents 16 companies identified as peers in PRCP 2015 Form 10-K with 2015 revenue between $20 million and $500 million.

Moab's research highlights urgency of situation and solidifies belief immediate change is required

- Perceptron has not yet been able to rehire one key executive

- Key executives are beginning to seek external opportunities

- Competitors are seeking to hire ousted Chief Technology Officer

- In-Line Automotive profit margins are being threatened by new competition suggesting Marz's strategy is woefully out of date

- Key product innovations are being pushed aside despite early positive customer feedback and the majority of expense already committed

Moab owns nearly 8% of Perceptron and is seeking swift changes at the Board and Senior Management levels to help preserve and ultimately grow shareholder value for the benefit of all Perceptron shareholders

We believe Perceptron urgently needs new Executive and Board leadership

- Rick Marz's vision is to return the focus to Perceptron's core In-Line business
  - In-Line revenue is encountering margin erosion and new competitive entrants

- We believe an incentivized senior executive team can focus on growth while stabilizing the core business and further reducing fixed costs
  - *The right executive team to position Perceptron for profitable long-term growth, in our view, must include certain recently terminated executives and must rid itself of certain retained executives who have presided over years of underperformance*
  - *Perceptron's cost structure is still significantly uncompetitive relative to its own peer group Revenue/Employee*

- New products have promise and need support

- Perceptron is on the brink of expanding its addressable market from < $200 million to > $2 billion

- Perceptron is no longer positioned to take advantage of these enormous opportunities and the large investments have already been made

- Current executive team does not support the new products

- Too much investment in shareholder relations. Management must focus on restoring the business to profitability!

It is time for the Board and management to be held accountable for the Company's prolonged underperformance